Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Lionheart III Corp on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, amended, of our report dated February 12, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Lionheart III Corp as of January 27, 2021 and for the period from January 14, 2021 (inception) through January 27, 2021, which report appears in the Registration Statement on Form S-1 as filed (File No. 333-254479) of Lionheart III Corp.

/s/ Marcum llp

Marcum llp

Houston, Texas

November 3, 2021